AB
10/02

09042524

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEP 28 2009

Washington, DC
121

SEC FILE NUMBER
8- 26818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 07/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 BEDFORD STREET, SUITE 340
(No. and Street)

LEXINGTON	MA	02420
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW PASTS (781) 863-2545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
10/08

OATH OR AFFIRMATION

I, MATTHEW PASTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTS SECURITIES CORPORATION, as of JULY 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

My Commission Expires
February 5, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JULY 31, 2009

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
BTS Securities Corporation
Lexington, Massachusetts

I have audited the accompanying statement of financial condition of BTS Securities Corporation (the Company) as of July 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTS Securities Corporation as of July 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
September 17, 2009

BTS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2009

ASSETS

Cash and cash equivalents	$ 278,586
Commissions receivable	4,495
Marketable securities	2,689
Prepaid taxes	1,836
Prepaid expenses	9,471
Not readily marketable securities, at estimated fair value	6,339
Total assets	$ 303,416

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and other accrued liabilities	$ 5,000
Commissions payable	3,171
Total liabilities	8,171
Stockholders' Equity	
Common stock, no par value; shares authorized 100; 100 shares issued and outstanding	14,435
Additional paid-in capital	79,920
Retained earnings	200,890
Total stockholders' equity	295,245
Total liabilities and stockholders' equity	$ 303,416

BTS SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED JULY 31, 2009

Revenues:	
Commissions	$ 234,495
Interest and dividends	1,354
Unrealized gain/loss	(1,992)
Signature guarantees	42,900
Total income	276,757
Expenses:	
Commissions	171,955
Audit and accounting expenses	17,029
Consulting and directors' fees	90,000
Fees and licenses	13,763
Insurance expense	8,937
Occupancy	26,039
Other expenses	65,163
Total expenses	392,886
Net income (loss) before income taxes	(116,129)
Provision for income taxes	538
Net income (loss)	$ (116,667)

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2009

	Capital Stock				
	Shares Issued	Common Stock	APIC	Retained Earnings	Total
Balance at August 1, 2008	100	$ 14,435	$ 79,920	$ 320,158	$ 414,513
Prior period adjustment				(2,601)	(2,601)
Net income (loss)				(116,667)	(116,667)
Balance at July 31, 2009	100	$ 14,435	$ 79,920	$ 200,890	$ 295,245

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2009

Cash flows from operating activities:	
Net income (loss)	$ (116,667)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	
Unrealized loss	1,992
Prior period adjustment	(2,601)
Interest income on loan to officer	(1,352)
Increase in commissions receivable	(4,134)
Increase in marketable securities	(2)
Decrease in prepaid taxes	573
Decrease in prepaid expenses	20,279
Increase in accounts payable	2,500
Increase in commissions payable	2,901
Decrease in income taxes payable	(393)
Net cash provided by operating activities	(96,904)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Repayment of loan by officer	58,304
Net decrease in cash	(38,600)
Cash at beginning of the year	317,186
Cash at end of the year	$ 278,586

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 931

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BTS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2009

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
BTS Securities Corporation (BTSSC), a registered broker-dealer, was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue
Revenue is recorded during the period in which services are performed.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions have not reached their contractual settlement date are recorded net on the statement of financial condition.

Not Readily Marketable Securities
Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At July 31, 2009, these securities at estimated fair values consist of the equities valued at $6,339.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $274,910 at July 31, 2009, this exceeded required net capital of $5,000 by $269,910. The ratio of aggregate indebtedness to net capital at July 31, 2009 was 3.0%

NOTE 3- INCOME TAXES

The Company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses.

NOTE 4- RELATED PARTY TRANSACTIONS

During the year ended July 31, 2009, BTSSC provided signature guarantees to BTS Asset Management (a sister company), for which it charged $42,900. No amount was due to or from this related party at July 31, 2009.

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company is charged monthly fees for office supplies, telephone, professional fees and rent. The allocation is calculated each year according to the Company's usage from the prior year. During the year ended July 31, 2009 the Company reimbursed BTS Asset Management $549 for office supplies, $1,081 for telephone charges, $9,789 for professional fees and $26,039 for rent expenses. No amount was due to this related party at July 31, 2009.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $28,586 at July 31, 2009.

BTS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JULY 31, 2009

BTS SECURITIES CORPORATION

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2009

Total ownership equity from statement of financial condition	$	295,245
Total nonallowable assets from statement of financial condition		(20,335)
Net capital before haircuts on securities positions		274,910
Haircuts on securities		-
Net capital	$	274,910
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	8,171
Total aggregate indebtedness	$	8,171
Percentage of aggregate indebtedness to net capital		3.0%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	545
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	269,910
Excess net capital at 1000%	$	274,856

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

BTS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JULY 31, 2009

BTS Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 because BTSSC does not hold funds or securities for, or owe money or securities to, customers. BTSSC does not carry security accounts for customers or perform custodial functions relating to customer securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, BTSSC was in compliance with the exemptive provision of Rule 15c3-3 throughout the year ended July 31, 2009.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243 FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
BTS Securities Corporation

In planning and performing my audit of the financial statements and supplemental schedules of BTS Securities Corporation, (the Company), for the year ended July 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
September 17, 2009

BTS SECURITIES CORPORATION

SUPPLEMENTAL SIPC REPORT

JULY 31, 2009

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243 FAX (603) 882-7371

To the Board of Directors of BTS Securities Corporation

Lexington, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2009, which were agreed to by BTS Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating BTS Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BTS Securities Corporation's management is responsible for the BTS Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entry number 2195, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2009, with the amounts reported in Form SIPC-7T for the year ended July 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

September 18, 2009

BTS SECURITIES CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JULY 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 31
Less Payments Made:		
Date Paid	Amount	
01-26-09	$ 150	
		(150)
Interest on late payment(s)		
Total Assessment Balance or Overpayment		$ (119)
Payment made with Form SIPC 7T		$ 0

See Accountant's Report

BTS SECURITIES CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JULY 31, 2009

Total revenue	$ 137,008
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	124,698
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 124,698
SIPC NET OPERATING REVENUES	$ 12,310
GENERAL ASSESSMENT @ .0025	$ 31

See Accountant's Report